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                           May 9, 2023

       JD Ellis
       Chief Legal Officer
       Snap One Holdings Corp.
       1800 Continental Boulevard, Suite 200
       Charlotte, NC 28273

                                                        Re: Snap One Holdings
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed May 2, 2023
                                                            File No. 333-271564

       Dear JD Ellis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              William Brentani